

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Choon-Hoi Then
Chief Financial Officer
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People's Republic of China

   Re: **WSP Holdings Limited**
     Form 20-F for Fiscal Year ended December 31, 2011
     Filed April 30, 2012
     File No. 001-33840

Dear Mr. Then:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Risk Factors

Restrictive covenants under our facility agreements.., page 4

1. Please revise this risk factor heading or provide a separate risk factor that clearly discusses that you and your subsidiaries are in breach of certain covenants in your bank credit facility agreement.

Operating and Financial Review and Prospects, page 38

2.	Please supplement your overview on page 39 to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss in the overview section your significant short term borrowings and your failure to meet certain ratios and thresholds, as well as the actions you have taken to conserve cash, including slowing down or eliminating certain expansion plans. In addition, please discuss these challenges in your risk factors, such as the one entitled "We cannot assure you that we will be successful in implementing our future expansion plans…"

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc:	Mr. Benjamin Su